Exhibit 99.1

ITAU UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF MAY 3, 2021 DATE AND TIME: On May 3, 2021, at 8:00 a.m. CHAIRMAN: Jose Caruso Cruz Henriques. QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council. RESOLUTION UNANIMOUSLY MADE: Following the examination of the Company's financial statements for the period from January to March 2021, the Councilors resolved to draw up the following opinion: "After examining the Company's financial statements for the period from January to March 2021 and verifying the accuracy of all the elements examined, taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAU UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period". CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. Sao Paulo (State of Sao Paulo),
May 3, 2021. (undersigned) Jose Caruso Cruz Henriques – Chairman; Alkimar Ribeiro de Moura and Eduardo Azevedo do Valle – Councilors. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence